

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Leonard Stella
President
Purthanol Resources Limited
2711 Centreville Rd., Suite 400
Wilmington, DE 19808

> **Re: Purthanol Resources Limited**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed May 3, 2022**
> **File No. 000-33271**

Dear Mr. Stella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2022 letter.

Amendment No. 3 to Registration Statement on Form 10-12G filed May 3, 2022

Explanatory Note, page 1

1. You disclose that this Form 10 contains audited financial statements for the year ended November 30, 2021 (as Restated). Please revise to identify November 30, 2020 as the year that has been restated.

Item 13. Financial Statements and Exhibits, page 14

2.   Please label each of the restated financial statements as such on the face of the financial statement.

Financial Statements and Exhibits, page 16

3.   We note the reference to Exhibit 3.2 "Bylaws of Purthanol Resources – formerly known as Sword Comp-Soft Corp. are included in the articles of incorporation." However, the bylaws are not filed in an exhibit. Please file or advise.

Note 1 - Nature of Operations
Restatement Effect on Previously Issued Financial Statements Filed on September 29, 2021, page F-5

4.   We note the $8,000 adjustment to accounts payable related to a foreign currency exchange conversion. Please explain to us the details of this conversion, as well as your accounting policies related to transactions denominated in foreign currency.

5.   Please revise the cash flow table to present the historical amounts recorded for 2020, prior to restatement.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ron Mclntyre